Exhibit 99.1
Satyam Posts 43% Revenue Growth and 45% Profit Growth in First Quarter
•	FY2009 Revenue Now Estimated at $2.65 to $2.69 Billion
HYDERABAD, India, July. 18, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced the audited results of the company for the quarter ended June 30, 2008 (Q1).
Consolidated Indian GAAP Highlights
•	Revenue was Rs. 2620.8 crore; a year-over-year increase of 43.2% and a sequential increase of 8.5%.

•	Volume growth for the quarter was 3.01%.

•	Net Profit after Tax was Rs. 547.7 crore; a year-over-year increase of 44.8% and a sequential increase of 8.5%.

•	EPS was Rs. 8.16; a year-over-year increase of 43.9% and a sequential increase of 17.1%.

•	EBITDA margin for the quarter was 24.1%.
US GAAP Highlights
•	Revenue was US$637.3 million; up 40.9% year-over-year and 3.9%, sequentially.

•	Net Income was $126.6 million; a year-over-year increase of 36.0% and a sequential increase of 12.7%.

•	Basic earning per ADS for the quarter was US$0.38, an increase of 35.7% year-over-year and 11.8% sequentially.

•	Operating margin (EBIT) was 21.0%.
“We remain alert to market dynamics and continue to focus on delivering rapid and significant benefits to our customers,” said B. Ramalinga Raju, Satyam’s founder and chairman.
Other Highlights
•	The company ended the quarter with 46,620 associates, an addition of 651. Total employees, including subsidiaries and joint ventures, is 51,643.

•	Attrition, on a trailing 12-month basis, fell to 12.6% from 13.1% in Q4.

“Improved operational efficiency, better cost management and a favorable foreign exchange environment have helped us revise our fiscal 2009 EPS growth guidance upwards to 28% from 19% given earlier,” said Satyam Chief Financial Officer Srinivas Vadlamani.
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.65 billion and US$2.69 billion, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earning per ADS for fiscal 2009 is expected to be between US$1.45 and US$1.48*, implying a growth rate of 16.0% to 18.4% over fiscal 2008.

•	Corresponding revenue under Indian GAAP consolidated, is expected to be between Rs. 11,181 crore and Rs. 11,363 crore, implying a growth rate of 32.0% to 34.1% over fiscal 2008. EPS for the full year is expected to be between Rs. 31.83 to Rs. 32.35, implying a growth rate of 26.1% to 28.2%.

•	For Q2, under US GAAP, revenue is expected to be between US$645.6 million and US$651.9 million, implying a growth rate of 3.5% to 4.5%. Basic earning per ADS for the quarter is expected to be US$0.35*.

•	For Q2, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs. 2,743 crore and Rs. 2,769 crore, implying a growth rate of 4.7% and 5.7%; EPS for the quarter is expected to be between Rs. 7.71 to 7.78.
Key Business Achievements
Satyam added 34 new customers in the quarter. The company endeavors to increase its footprint in new geographies while enhancing its capabilities in strategic industries and services. Several of our new Q1 engagements reflect this approach; they are summarized here.
Satyam’s recently absorbed strategy arm, Bridge Strategy Group, helped a US-based electric utility with an acquisition, due diligence and integration planning of a regional utility with more than 1 million customers. The combined entities will form one of the strongest utilities in the US Midwest.
Bridge Strategy Group helped a global services provider identify the largest and most profitable market segments to target. It is also helping the company develop and market customer-centric solutions, such as Consumer versus Commercial, across different geographies.

A global oil and gas company engaged Satyam to deploy and execute numerous applications after an acquisition, including sales order management and depot management systems. Satyam also hosted SAP systems in its data center during the program, ensuring streamlined absorption into the new company.
Satyam is implementing numerous Oracle modules, including a significant Oracle Transportation Management program, and providing engineering services for an industrial equipment manufacturer. Programs include standardization of: a standard Oracle 11i template; a process for cross-enterprise transportation and compliance procedures; and an electronic locking system design.
A team of financial services experts helped a global investment management firm frame the business drivers, vision and objectives for a Global Equity Platform (GEP) implementation project. The Satyam team proposed an equity systems model that highlighted advantages of a single equity platform and its potential cost savings. It then participated in program and project management, among other tasks, throughout the engagement.
Satyam is leveraging its full suite of end-to-end offerings to design a complete avionics system for a new generation of planes for a global avionics manufacturer. The Aircraft Data Acquisition and Recording System project calls for a line replaceable unit and a complete avionics system that comply to FAA standards.
Satyam helped a leading consumer packaged goods firm analyze the process gaps in its efforts to establish a process framework for its global and regional IT ecosystem. The framework has increased reliability, process compliance and standardization of business processes. The team also managed a regression testing engagement for an SAP rollout in 10 European countries.
Satyam executed a portfolio of critical enterprise applications projects for a video gaming leader. The team helped develop a new project delivery model that aligns business with IT more closely and results in significant cost, schedule and quality improvements.
Banking experts are customizing and implementing a treasury management system to automate a large Indian bank’s treasury operations. The system will enable the bank to close all trades accurately, reduce turnaround time and comply with local reporting requirements.

A team from Satyam is helping a Middle Eastern telecom by supporting Oracle Finance and Oracle HR implementation in 17 African countries. The telecom aims to gain competitive edge by ensuring dynamic workforce management and strategic decision making.
Key Q1 Awards and Recognitions
Satyam’s Leadership Certification Process Wins ASTD Award
Satyam earned the American Society of Training and Development’s (ASTD) Excellence in Practice Citation. Satyam was honored for its Full Life Cycle Leader Certification (FLCL) process, which equips new leaders with the right tools, skills and knowledge to complement the organization’s distributed leadership business framework.
Satyam Wins Two Computerworld Honors Program Awards
Both Satyam submissions to the 2008 IDG Computerworld Honors Program (CHP) received 21st Century Achievement Awards—the first time a submitting organization has had more than one winner. The Byrraju Foundation was honored for a program that delivers electrocardiograms to rural Indians, EMRI for its Call 108 service, a program based on emergency numbers such as 911 in the United States and 112 in Europe.
Satyam Positioned as ‘Challengers’ in Gartner’s Magic Quadrant for Business Intelligence and Performance Management
Satyam was positioned in the “Challengers” quadrant of Gartner’s “Magic Quadrant for Business Intelligence and Performance Management Services, North America — May 30, 2008.” The report analyzes the market for BI and PM solution implementation services (in North America).
Satyam honored as Microsoft Partner of the Year Finalist
Satyam was a finalist for a Microsoft Worldwide Partner of the Year Award for its Business Intelligence and Data Management Solutions. Finalists delivered exemplary solutions to customers and demonstrated significant customer impact, originality, effective time to market, deployment of advanced features, and the ability to optimize their use of Microsoft technologies to meet business needs.
Satyam BPO Ranked No. 2 Global BPO vendor
Satyam BPO, its business process outsourcing (BPO) arm, has been ranked second among the world’s leading BPO vendors in Brown-Wilson Group’s Black Book of Outsourcing. Satyam BPO also ranked fourth on the Knowledge Process Outsourcing Vendors list. More than 4,000 organizations were evaluated in compiling the lists.

Satyam BPO Wins 2 Consecutive Six Sigma IQ Excellence Honors
For the third consecutive year, Satyam BPO has been ranked among the top 10 in Brown-Wilson Group’s Black Book of Outsourcing. In 2007 and 2006, Satyam BPO had been ranked in several categories such as FAO, KPO and Energy and Utilities. It also won two prestigious Six Sigma IQ Excellence Awards—for Best Defect Elimination in Service & Transaction and Best Design for Six Sigma.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 66* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,643* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 670* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.

*	As of June 30, 2008

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

India	Deepa Jayaraman deepa.jayaraman@ipan.com

+91-981-980-8681

Ajit Henry ajit.henry@ipan.com

+91-982-081-4870

US	James Swords James_Swords@Satyam.com

+1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com

+44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au

+61-439-408-484

Reshma Wad Jain Reshma@wer1.net

+65-98-140-507
Safe Harbor
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended December 31, 2007 furnished to the United States Securities and Exchange Commission on January 28, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.
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This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Satyam and that will contain detailed information about Satyam and its management, as well as financial statements.